Exhibit 21.1

Subsidiaries
of
Myovant Sciences Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Myovant Sciences, Inc.	Delaware
Myovant Holdings Ltd.	England and Wales
Myovant Sciences GmbH	Switzerland
Myovant Sciences Ireland Limited	Ireland